                                                                        Exhibit 99.1

Attention Business Editors:

Call-Net and Sprint Canada Name Changes Following Rogers Acquisition

Call-Net Enterprises Inc. becomes Rogers Telecom Holdings Inc. and
Sprint Canada Inc. becomes Rogers Telecom Inc.

TORONTO, July 7 /CNW/ - Rogers Communications Inc. ("RCI") and Call-Net
Enterprises Inc. ("Call-Net") announced that effective today the names of
Call-Net and its wholly owned subsidiary Sprint Canada Inc. have been legally changed. Call-Net Enterprises Inc. has become Rogers Telecom Holdings Inc. and
Sprint Canada Inc. has become Rogers Telecom Inc. These changes follow the completion of the acquisition of Call-Net by RCI on July 1, 2005.

About the Companies:

Rogers Telecom Holdings Inc. (formerly Call-Net Enterprises Inc.) was acquired by Rogers Communications Inc. on July 1, 2005 and through its wholly owned subsidiary Rogers Telecom Inc. (formerly Sprint Canada Inc.) is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across
Canada. Rogers Telecom owns and operates an extensive national fibre network, has over 150 co-locations in major urban areas across Canada including 33 municipalities and maintains network facilities in the U.S. and the U.K. For more information, visit www.sprint.ca.

Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, telephony and data networking services and video retailing; and Rogers Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.
%SEDAR: 00003765EF

For further information: (Investment Community): Bruce M. Mann,
(416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright@rci.rogers.com; (Media): Taanta Gupta, (416) 935-4727,
taanta.gupta@rci.rogers.com, Karen O'Leary, (416) 718-6445,
karen.oleary@sprint-canada.com;
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